UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the transition period from ___to ___

Commission file number 000-50671

LIBERTY MEDIA 401(k) SAVINGS PLAN – PUERTO RICO
(Full title of the Plan)

LIBERTY MEDIA INTERNATIONAL, INC.

(Issuer of the securities held pursuant to the Plan)

12300 Liberty Boulevard
Englewood, Colorado 80112
(Address of its principal executive office)

REQUIRED INFORMATION

SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Plan Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LIBERTY MEDIA 401(k) SAVINGS PLAN – PUERTO RICO (Name of Plan)
By	/s/ Bernard Dvorak
Bernard Dvorak
Member of Plan Committee

      June 10, 2005

Report of Independent Registered Public Accounting Firm

The Plan Committee
Liberty Media 401(k) Savings Plan — Puerto Rico:

We have audited the accompanying statement of net assets available for participant benefits of the Liberty Media 401(k) Savings Plan – Puerto Rico (the Liberty Puerto Rico Plan) as of December 31, 2004, and the related statement of changes in net assets available for participant benefits for the period from June 8, 2004 (inception) through December 31, 2004. These financial statements are the responsibility of the Liberty Puerto Rico Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for participant benefits of the Liberty Puerto Rico Plan as of December 31, 2004, and the changes in net assets available for participant benefits for the period from June 8, 2004 (inception) through December 31, 2004 in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Liberty Puerto Rico Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Denver, Colorado
June 6, 2005

LIBERTY MEDIA 401(k) SAVINGS PLAN — PUERTO RICO

Statement of Net Assets Available
for Participant Benefits

December 31, 2004
amounts in thousands

Investments, at fair value:
Liberty Media Stock Fund (note 1)	$1,780
Liberty Media International Stock Fund (notes 1 and 2)	657
Mutual funds	722

3,159

Participant loans (note 2)	209

Net assets available for participant benefits	$3,368

See accompanying notes to financial statements.

LIBERTY MEDIA 401(k) SAVINGS PLAN — PUERTO RICO

Statement of Changes in Net Assets Available
for Participant Benefits

Period from June 8, 2004 (inception) through December 31, 2004 amounts in thousands

Contributions:
Transfer of assets (note 1)	$2,714
Employer	183
Participant	183

3,080

Net investment income:
Net appreciation in fair value of investments	418
Interest and dividend income	35

453

Total contributions and net investment income	3,533

Administrative expenses	(33)
Distributions to participants	(132)

Increase in net assets available for participant benefits	3,368

Net assets available for participant benefits:

Beginning of period	—

End of period	$3,368

See accompanying notes to financial statements.

LIBERTY MEDIA 401(k) SAVINGS PLAN — PUERTO RICO

Notes to Financial Statements

December 31, 2004

(1)	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Liberty Media 401(k) Savings Plan – Puerto Rico (the Liberty Puerto Rico Plan) have been prepared on the accrual basis and present the net assets available for participant benefits and the changes in those net assets. The sponsor of the Liberty Puerto Rico Plan is Liberty Media International, Inc. (LMI).

Effective June 7, 2004, Liberty Media Corporation (Liberty) effected the spin off (the Spin Off) of its international subsidiary, LMI, by means of a distribution to Liberty’s shareholders of all of the shares of common stock of LMI. In connection with the Spin Off, each holder of Liberty Series A common stock, including the Liberty Media 401(k) Savings Plan (from which the Liberty Puerto Rico Plan was spun off) received .05 shares of LMI Series A common stock for each share of Liberty Series A common stock held.

Liberty Cablevision of Puerto Rico Ltd. (LCPR), which was a subsidiary of Liberty located in Puerto Rico, was included in the Spin Off and is now a subsidiary of LMI. In connection with the Spin Off, all participant accounts of employees and former employees of LCPR were transferred out of the Liberty Media 401(k) Savings Plan into the Liberty Puerto Rico Plan, which was established on June 8, 2004. Accordingly, the accompanying financial statements include activity for the Liberty Puerto Rico Plan from June 8, 2004 (date of inception) through December 31, 2004. The amounts transferred from the Liberty Media 401(k) Savings Plan to the Liberty Puerto Rico Plan aggregated $2,714,000.

Trust Fund Managed by Eurobank (Trustee)

Under the terms of a trust agreement between LMI and the Trustee and a recordkeeping agreement between LMI and Fidelity Investments Institutional Operations Company, Inc., the Trustee, through Fidelity Investments Institutional Operations Company, Inc., manages a trust fund on behalf of the Liberty Puerto Rico Plan and has been granted authority concerning purchases and sale of investments for the trust fund. Up to 100% of the assets of the Liberty Puerto Rico Plan may be invested in employer securities without regard to any fiduciary requirement to diversify Liberty Puerto Rico Plan assets. Additionally, the Liberty Puerto Rico Plan is allowed to invest in non-employer securities.

Investments

Investments are reflected in the accompanying financial statements at fair value. Fair value represents the closing prices for those securities having readily available market quotations, and fair value as determined by the Trustee with respect to other securities.

The Liberty Media International Stock Fund and the Liberty Media Stock Fund are unitized funds that are measured in units rather than shares. The Liberty Media International Stock Fund consists mostly of LMI Series A common stock with an insignificant amount of cash or cash equivalents. The per share fair value used for investments in LMI Series A common stock at December 31, 2004 was $46.23. The Liberty Media Stock Fund consists mostly of Liberty Series A common stock with an insignificant amount of cash or cash equivalents. The per share fair value used for

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LIBERTY MEDIA 401(K) SAVINGS PLAN — PUERTO RICO

Notes to Financial Statements

investments in Liberty Series A common stock at December 31, 2004 was $10.98. The foregoing prices are the closing market prices of LMI Series A common stock and Liberty Series A common stock on December 31, 2004. Changes in market values after the Liberty Puerto Rico Plan’s year end are not reflected in the accompanying financial statements. Securities and investment transactions are accounted for on the trade date. Distributions are priced at fair value and are accounted for when shares are transferred by the Trustee to participants. The cost basis of such shares distributed is determined using the average cost method. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

Income Taxes

The Liberty Puerto Rico Plan will be submitted to the Puerto Rico Tax Authorities for a determination that the Liberty Puerto Rico Plan is qualified under Puerto Rico laws. The Liberty Puerto Rico Plan administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Liberty Puerto Rico Plan’s qualified status.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ significantly from those estimates.

Plan Expenses

Any employer contribution amounts forfeited may be used to pay plan expenses except for any fees related to loans, which are paid by participants. Any additional administrative expenses of the Liberty Puerto Rico Plan are paid by LCPR or LMI.

(2)	Description of the Liberty Puerto Rico Plan

The following description of the Liberty Puerto Rico Plan is provided for general information purposes only. Participants should refer to the plan document for more complete information.

General

The Liberty Puerto Rico Plan is a defined contribution plan sponsored by LMI, which enables participating employees of LCPR to receive an interest in LMI and to receive benefits upon retirement. Employees of LCPR who are at least 18 years of age and (i) have worked at least three consecutive months or (ii) have completed one year of service (as defined in the Liberty Puerto Rico Plan document) are eligible to participate in the Liberty Puerto Rico Plan.

Contributions

Participants may make (i) pre-tax contributions to the Liberty Puerto Rico Plan of up to 10% of their compensation, as defined or (ii) after-tax contributions up to 10% of their compensation. LMI may make matching contributions equal to 100% of participant

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LIBERTY MEDIA 401(K) SAVINGS PLAN — PUERTO RICO

Notes to Financial Statements

contributions, up to a maximum match of 10% of eligible compensation. All participant contributions and employer matching contributions are subject to limitations as determined annually by the Puerto Rico Tax Authority. Employee pre-tax contributions per participant were limited to $8,000 in 2004.

Employer contributions for participants who are not fully vested are invested in the Liberty Media International Stock Fund only. Participants who are fully vested in their employer contributions can direct the employer contributions to any investment in the Liberty Puerto Rico Plan. Employee contributions may be invested in any investments in the Liberty Puerto Rico Plan, including the Liberty Media International Stock Fund. LMI reserves the right to change the matching contribution amounts at any time.

Nonparticipant-Directed Investments

Changes in the net assets of the Liberty Media International Stock Fund, including information regarding participant-directed and nonparticipant-directed investments, for the period from June 8, 2004 (inception) through December 31, 2004, are summarized below (amounts in thousands):

Balance at June 8, 2004	$—
Transfer of assets	313
Contributions
Employer	166
Participant	1
Repayment of loans	55
Interest income	2
Net appreciation in fair value of stock fund	135
Interfund transfers	10
Distributions to participants	(11)
Loans to participants	(11)
Administrative expenses	(3)

Balance at December 31, 2004	$657

Rollovers

Participants may elect to rollover amounts from other qualified plans or individual retirement accounts into the Liberty Puerto Rico Plan provided that certain conditions are met.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to the lesser of $50,000 or 50% of their vested account balance. Loans must be repaid within five years and bear interest at a rate equal to the prime rate in effect on the first day of the calendar quarter in which the loan is originated plus 1%. This rate remains in effect for the entire calendar quarter unless an updated prime rate plus 1% is implemented by the Liberty Puerto Rico Plan. Loans are secured by the vested balance in the participant’s account, and bear interest at rates ranging from 5% to 8.5% at December 31, 2004. Principal and interest are paid ratably through monthly payroll deductions.

Forfeitures

Forfeitures of employer contributions (due to participants’ termination prior to full vesting) are first used to pay Liberty Puerto Rico Plan expenses, with any excess used to

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LIBERTY MEDIA 401(K) SAVINGS PLAN — PUERTO RICO

Notes to Financial Statements

reduce LMI’s future matching contributions. Forfeitures transferred from the Liberty Media 401(k) Savings Plan were $28,400. Forfeitures from June 8, 2004 (inception) through December 31, 2004 aggregated approximately $2,500. Unused forfeitures aggregated approximately $4,500 at December 31, 2004.

Investment Options

As of December 31, 2004, the Liberty Puerto Rico Plan has twenty investment options including eighteen mutual funds and two unitized stock funds. The mutual funds are comprised of a money market mutual fund, two growth and income mutual funds, three growth mutual funds, one small cap value mutual fund, one small cap growth mutual fund, two income mutual funds, a global growth mutual fund, an international growth mutual fund and six asset allocation funds based on target retirement dates. Plan participants may change investment options and contribution percentages on a daily basis.

Benefit Payments

Distributions from the Liberty Puerto Rico Plan may be made to a participant upon attaining the age of 59-½, death, total disability, financial hardship or termination of employment. Distributions and other withdrawals are processed on a daily basis.

Vesting

Participant contributions are always fully vested. Participants acquire a vested right in employer matching contributions as follows:

Vesting
Years of service	percentage
Less than 1	0%
1 year	33%
2 years	66%
3 years	100%

For purposes of vesting, participants’ years of service were carried over from the Liberty Media 401(k) Savings Plan.

Plan Termination

Although LMI has not expressed any intent to terminate the Liberty Puerto Rico Plan, it may do so at any time, subject to the provisions of ERISA. The Liberty Puerto Rico Plan provides for full and immediate vesting of all participant rights upon termination of the Liberty Puerto Rico Plan.

Risks and Uncertainties

The Liberty Puerto Rico Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for participant benefits.

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LIBERTY MEDIA 401(K) SAVINGS PLAN — PUERTO RICO

Notes to Financial Statements

(3)	Investments

The fair value of individual investments that represent 5% or more of the Liberty Puerto Rico Plan’s net assets at December 31, 2004 are as follows (amounts in thousands):

Investment

Liberty Media Stock Fund	$1,780
Liberty Media International Stock Fund	$657
Fidelity Equity Income	$177
Fidelity Investment Grade Bond	$261
Participant loans	$209

During the period from June 8, 2004 (inception) through December 31, 2004, the Liberty Puerto Rico Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows (amounts in thousands):

Liberty Media International Stock Fund	$135
Liberty Media Stock Fund	252
Mutual funds	31

$418

(4)	LMI Rights Offering

During the third quarter of 2004, LMI completed a rights offering pursuant to which existing shareholders, including the Liberty Puerto Rico Plan, received .20 transferable subscription rights to purchase shares of LMI Series A common stock for each share of LMI Series A common stock held by them at the close of business on July 26, 2004. Liberty Puerto Rico Plan participants could use available cash in their Liberty Puerto Rico Plan account to exercise the rights attributable to the LMI Series A common stock in their accounts, or they could sell those rights through August 23, 2004. Because the rights were not “qualifying employer securities” under ERISA, the distribution of the rights to the Liberty Puerto Rico Plan was a prohibited transaction under ERISA. An Effective Prohibited Transaction Exemption application has been filed with the Department of Labor, and the Department of Labor has informed LMI that a Prohibited Transaction Individual Exemption will be published in the Federal Register during 2005 with respect to the LMI rights offering.

(5)	Subsequent Events

On January 17, 2005, LMI entered into an agreement and plan of merger with UnitedGlobalCom, Inc. (UGC) pursuant to which LMI and UGC each will merge with a separate wholly owned subsidiary of a new parent company named Liberty Global, Inc. (Liberty Global). In the mergers, each outstanding share of LMI Series A common stock and LMI Series B common stock will be exchanged for one share of the corresponding series of Liberty Global common stock. Stockholders of UGC (other than LMI and its wholly owned subsidiaries) may elect to receive for each share of common stock owned either 0.2155 of a share of Liberty Global Series A common stock (plus cash for any fractional share interest) or $9.58 in cash. Cash elections will be subject to proration so that the aggregate cash consideration paid to UGC’s stockholders does not exceed 20% of the aggregate value of the merger consideration payable to UGC’s public stockholders. Completion of the transactions is subject to, among other conditions, approval of both

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LIBERTY MEDIA 401(K) SAVINGS PLAN — PUERTO RICO

Notes to Financial Statements

companies’ stockholders, including an affirmative vote of a majority of the voting power of UGC Class A common stock not beneficially owned by LMI, Liberty, any of LMI’s respective subsidiaries or any of the executive officers or directors of LMI, Liberty, or UGC. UGC has set June 14, 2005 and LMI has set June 15, 2005 as the dates that their respective shareholders will vote on the mergers.

Subsequent to December 31, 2004, Liberty’s Board of Directors approved a resolution authorizing the spin-off (the DHC Spin Off) of a newly formed subsidiary, Discovery Holding Company (DHC). DHC’s assets will be comprised of Liberty’s 100% ownership interest in Ascent Media Group, Inc. and Liberty’s 50% ownership interest in Discovery Communications, Inc. The DHC Spin Off, which will be effected as a tax-free distribution of DHC’s shares to Liberty’s shareholders, is expected to occur in the second quarter of 2005, subject to, among other things, the receipt of a favorable tax opinion and regulatory and other third party approvals. Upon completion of this transaction, DHC will be a separate publicly traded company. If the DHC Spin Off is completed as currently contemplated, shareholders of Liberty, including the Liberty Puerto Rico Plan, would receive .10 shares of DHC Series A common stock for each share of Liberty Series A common stock held.

Schedule 1

LIBERTY MEDIA 401(K) SAVINGS PLAN — PUERTO RICO

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2004

Identity of	Description of investment
issuer	including par value	Fair value
		amounts in
		thousands

Liberty Media Corporation	Stock Fund, Series A common stock, par value $.01 per share (historical cost basis – $1,415,000)	$1,780

Liberty Media International, Inc.	Stock Fund, Series A common stock, par value $.01 per share (historical cost $488,000)	657

Templeton	Templeton Foreign A	76

Spartan	Spartan U.S. Equity Index Fund	15

Pacific Investment Management Co.	PIMCO High Yield Fund – Administrative Class	2

Baron	Baron Growth	11

Fidelity	Fidelity Magellan*	73

Fidelity	Fidelity Equity Income	177

Fidelity	Fidelity Investment Grade Bond	261

Fidelity	Fidelity Retirement Money Market	41

Fidelity	Fidelity Overseas	6

Fidelity	Fidelity Blue Chip Growth	13

Fidelity	Fidelity Low-Priced Stock	19

Fidelity	Fidelity Freedom Income	1

Fidelity	Fidelity Freedom 2000	3

Fidelity	Fidelity Freedom 2020	19

Fidelity	Fidelity Freedom 2030	2

Fidelity	Fidelity Freedom 2040	3

Participant loans	Interest rates ranging from 5.00% to 8.5%	209

		$3,368

*	Subsequent to December 31, 2004, the Liberty Puerto Rico Plan committee removed the Fidelity Magellan mutual fund as an investment option.

      All investments are held by Fidelity Investments Institutional Operations Company, Inc., or an agent thereof, which is a party-in-interest to the Liberty Puerto Rico Plan. LMI is the plan sponsor, which is a party-in-interest to the Liberty Puerto Rico Plan.

See accompanying report of independent registered public accounting firm.

EXHIBIT INDEX

Shown below are the exhibits which are filed or furnished as a part of this Report —

      23-Consent of KPMG LLP